Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2008

Mr. Ramón Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, PR 00920

Re: Triple-S Management Corporation
**   Form 10-K for the Year Ended December 31, 2007**
**   Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
**   File No. 001-33865**

Dear Mr. Ruiz-Comas:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1.   The file number on the cover of your document does not agree with the file number, 001-33865, used in the EDGAR system.

Contractual Obligations, page 72

2.   You disclose that the liability for future policy benefits was "excluded because we do not expect to make payments in the future until the occurrence of an insurable event, such as death or disability, or because the occurrence of a payment

triggering event, such as the surrender of a policy or contract, is not under our control. The determination of the timing of payment of this liability is not reasonably fixed and determinable since the insurable event has not yet occurred." Although we acknowledge that payments depend on future events and are not under your control, please tell us why management is not able to reasonably estimate these amounts and their timing for purposes of this table and how your inability to make these estimates affects your asset/liability management process. In your response, address your ability to make reasonable assumptions of mortality, morbidity and terminations that are necessary to arrive at the liability for future policy benefits.

3. It appears that you have presented claim liabilities net of reinsurance. Please revise your table to disclose these amounts on a gross basis. We do not object to you disclosing the effects of reinsurance; however, this should be done in a note or other narrative to the table or in a separate table showing the amounts related to reinsurance.

Item 9A. Controls and Procedures, page 86

4. It appears that your Principal Executive Officer and Principal Financial Officer have not disclosed their conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15. Please revise your filing to provide the disclosures required Item 307 of Regulation S-K.

5. Further, please consider whether management's failure to provide the disclosure required by Item 307 of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

6. Please disclose any change in your internal control over financial reporting during your last fiscal quarter, the fourth fiscal quarter in the case of an annual report. Please refer to paragraph (b) of Rule 308T. This comment also applies to your 2008 Forms 10-Q.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies
(h) Deferred Policy Acquisition Costs and Value of Business Acquired, page 10

7. You disclose that "the amount of deferred policy acquisition costs is reduced by a provision for future maintenance and settlement expenses which are not provided through future premiums." Please tell us the amount and type of future

maintenance and settlement expenses and the authoritative accounting literature relied upon to support your accounting of these expenses.

8.   Please expand your disclosure to clarify how interest is considered in determining amortization of DAC.

 (8) Claim Liabilities, page 30

9.   You disclose that "the credits in the incurred claims and loss-adjustment expenses for prior period insured events for 2007 and 2006 are due primarily to better than expected utilization trends." This factor appears to be different than the significant assumptions, i.e. completion factor and claims trend factor, disclosed in your critical accounting estimates section as factors that can have a significant impact in determining your claim liabilities.   While we understand that factors that caused changes in your previous estimates may not be reflective of changes you expect to occur in the future, please revise your disclosure to explain why factor(s) that you expect to have a significant impact on your claim liabilities in your sensitivity analysis differ from those that caused actual changes in your previous estimates.

 (13) Reinsurance Activity, page 35

10.   Please revise your disclosure to discuss why the impact that reinsurance on claims incurred as a percentage of ceded premiums has significantly increased from 2006 to 2007.

Forms 10-Q for the Quarterly Periods ended March 31, 2008 and June 30, 2008
Exhibits 31.1 and 31.2

11.   Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant